Graff Golf

hardware software

A smart golf ball that records shot data and generates actionable insights

GRAFF.GOLF BALTIMORE MARYLAND



GRAFFGOLF
154 YDS



Our CEO Aaron, as a tech-savvy 13-year old golfer, had thought of putting an accelerometer inside of a golf ball to offer golfers more insight into their game—but didn't have the production connections at the time. After coming together with the founding team at Johns Hopkins University, the concept was finally put into reality.

Aaron Shapiro Chief Executive Officer @ Graff Golf

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Why you may want to support us...

1. Golf is a massive market with 23M annual participants and 8.8M "avid" golfers across the US. The average golfer spends ~$3K each year.
2. Product development is being carried out by Johns Hopkins engineers, a development team based out of MIT, and experienced professionals.
3. There is currently no smart golf ball on the market that can be used with any club other than a putter.
4. Electronics can easily be implemented into parallel markets such as baseball, softball, soccer and tennis.
5. We have the opportunity to fundamentally disrupt how golfers improve their game by leveraging data they didn't previously have access to.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Aaron Shapiro
Chief Executive Officer
Aaron is an economics major and is experienced in business. He has started and grown multiple ventures of his own.



Michael Eberle
Chief Technology Officer
Mike studies computer science and has years of experience in full-stack development. He has gained experience through multiple internships and has already released a mobile app using our tech stack.



Patrick Kelly
Vice President of Product
Patrick is pursuing an electrical engineering degree and has experience in PCB development. He has worked closely with his professors and with professionals during internships to broaden his skills and gain experience.



Rowen Frazer
Vice President of Marketing and Design
Rowen is a design director with over 10 years experience. He worked at Ogilvy and Collins prior to starting his own branding operation, Frazer & Co.



Alex Fortey
Vice President of Golf
Alex is a professional golfer, coach, entrepreneur, and the founder of The Art of Simple Golf. He's worked with some of the finest golf brains in the world and his YouTube channel currently has 40k+ subscribers.

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GraffGolf.pdf

More Technology with Graff Golf

Technology is becoming more integrated and accessible in sports every day. Yet, in the world of golf, there are still so many cost-gated benefits that most golfers don't have the opportunities to experience. Without the luxury of private lessons or access to highly-expensive machinery, golfers are simply unable to obtain key analytics about their golf shots—and the insights and improvements that follow.

Well, that's about to change.

Our smart golf ball and app combo are bringing deep analytics and custom improvement programs to golfers worldwide—at a very affordable rate. Join the movement of golfers set to bring a first-of-its-kind piece of technology to our beloved sport.

How Graff Golf Is Revolutionizing The Game

Graff Golf is changing the game of golf in a way that no one has before. With our highly innovative smart golf ball, golfers gain a new edge to their play that no other ball or technology can offer, in our opinion. Our smart golf ball records shot analytics including ball velocity, launch angle, shot distance, and spin rate & direction. And we serve up these stats to golfers using our smartphone app platform.

Using the mobile app, Graff Golfers can view custom improvement programs based on their unique shot data. They also have the ability to compete with friends, family, and locals all within the app experience. Simply connect the ball to your device and play on as you always have before. Additionally, the ball is equipped with BlueTooth™ relative-positioning, enabling golfers to always know where their ball is. It's all in the ball!



GRAFF
GOLF
Play
154 YDS

A Special Golf Ball

The Graff Golf smart golf ball is completely different than any golf ball that we've seen. It brings all of your golf needs into one easy-to-use solution. This ball combines multiple state-of-art technologies that allow the ball to track its location, your score, detailed statistics of your round, and allows you to compete with friends, family, and professionals across the world using our smartphone app platform.

We are bringing technology that is currently only available to professionals—to the masses. Rangefinders, launch monitors, and other golf-enhancing technology is expensive and tedious to use. Our ball brings all of these amazing features into one competitively-priced product.



Comprehensive Smartphone App & Web Platform

We have designed an extremely intuitive and informative smartphone app platform that allows users to view detailed analytics and receive actionable insights into their game so they can finally start improving efficiently.

Golfers can easily view their average round score, drive length, putts per hole, and many other detailed statistics that will allow them to understand which aspects of their game need the most work.

With our embedded BlueTooth™ technology, Graff Golfers can easily locate their ball on the course—saving money and headaches throughout a round.

After playing a round, golfers will be able to use our web app to sort and filter across each data point captured with every club type they used. This platform is designed to be useful for more advanced users who may already have an understanding of some of their shot metrics.

The Graff platform uses advanced artificial intelligence to analyze every shot a golfer hits. With this data, the AI determines potential improvement areas within a swing, why they might be happening, and different drills and videos to fix them.



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Who We Are

Graff Golf was founded by a group of student-athletes at Johns Hopkins University. Aaron Shapiro, our CEO, had the idea for this revolution at the age of 13, and is now bringing his dream to reality with the help of highly experienced friends and professionals.

We are businessmen, electrical engineers, software developers, but most importantly hard-working and determined entrepreneurs. We have partnered with the largest golf ball manufacturer in the U.S.A. to bring this revolutionary technology into the game of golf.

We have a board of advisors comprised of various seasoned-vets within the golf industry—guiding us through the decision-making process as we work to bring our dynamic golf product to market.

Hard at work for well over a year, we have been busy developing and testing multiple revisions of the product to ensure that the final product is absolutely perfect.

Calling All Graff Golfers—Join the Movement

By supporting this project you will be the first to get your hands on an amazing new golf product—and supporting a movement of passionate golfers who want more efficient and cost-effective ways to improve their game.

We have been hard at work for over a year, and have gone through many designs, revisions, and prototypes. The electronics design is finalized, and we are nearing completion of testing. Our app design and development is being finalized and our online platform is nearing completion. We're only missing one final step—your support.



Risks and Challenges

While developing our Graff Golf smart golf ball and app combo is a major engineering challenge, we are in the final stages of development and very confident that our ball will meet all our testing expectations in the coming months.

Our biggest engineering challenge ahead is finding the right balance between electronics size and ball performance. We have yet to test the electronics inside of the production golf ball and will need to test different combinations of protections and rubber makeups. This is in order to achieve peak performance, while still reporting all the the necessary data to help our users improve as efficiently as possible.

From a business perspective, our largest challenge is finding the right audience. This will enable us to spend our marketing dollars most efficiently and acquire the largest amount of users that we can. We know there is a market segment of Graff Golfers out there who will absolutely love this product. We're crowdfunding to make sure we are building the right audience while we're finalizing the development process.

What We're Doing With Crowdfunding Support

We need additional investors to help us get off the ground. The minimum goal of $20,000 will be put towards finishing the development of our proprietary PCB board and complete the smartphone app and online platform.

We have all the pieces in place and just need the last round of capital in order to bring it all home. With this final push, we can launch our product with financial confidence and support—able to absorb post-launch speed bumps without issue.

By supporting us, you're supporting a movement set on giving passionate golfers the technology they deserve—at a competitive price. You're also supporting the technological evolution of the game of golf itself.

Join the movement today!

Investor Q&A

– COLLAPSE ALL

What does your company do?

We produce smart golf balls. When you hit a Graff Golf smart golf ball, the shot data is recorded to your profile on our smartphone app. The app analyzes the data and generates actionable insight on how you can most efficiently improve your game. Using the app, you can see potential issues in your swing, what is likely causing them, and useful drills and

videos to improve. The more shots you hit, the more accurate the analysis becomes.

Where will your company be in 5 years?

The Graff team wants to roll out many additional features and functionalities over the next five years. These include a platform for golf pros to view client shot data in between lessons, as well as integrating our technologies into driving ranges. This will allow traditional driving ranges to gamify the experience in the same way that Topgolf has. We also want to expand to smart balls for additional sports.

Why did you choose this idea?

Our CEO Aaron, as a tech-savvy 13-year old golfer, had thought of putting an accelerometer inside of a golf ball to offer golfers more insight into their game—but didn't have the production connections at the time. After coming together with the founding team at Johns Hopkins University, the concept was finally put into reality.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Technology is becoming more advanced and compact every day. Until recently, it was not possible to embed powerful electronics inside of a golf ball while protecting the electronics from trauma. However, recent technological advancements have given us the opportunity to develop the world's most advanced smart golf ball—in terms of data collection ability, artificial intelligence algorithms and cost effectiveness.

We believe there is currently no other smart golf ball on the market and that there is no competitor trying to develop a smart ball that can offer what ours does in terms of analytics. We have the opportunity to be first to market with this technology.

How far along are you? What's your biggest obstacle?

We are entering the final stages of R&D. We've accomplished much more with our embedded chip than we originally thought possible and we anticipate being able to record shot data to great specificity. We are on track to complete development and testing in the coming months and begin our next phase: production.

Our biggest obstacle moving forward will be developing the proper balance of electronics size and ball performance. The more we add to the embedded PCB, the more the board affects the baseline ball performance.

Who competes with you? What do you understand that they don't?

While we do not have any direct competitors on the market, there are certainly emerging technology products surrounding the sport of golf. The companies in our space offer smart golf ball products for very specific areas of golf like putting—and they typically come with a big price tag attached to them.

We have one potential direct competitor in OnCore Golf. They are working to develop a smart ball that tracks shot data and then provides options to share the shot to social media, etc. We believe that our AI-based analytics platform will allow us to differentiate ourselves in the event that OnCore launches a quality smart ball.

What we at Graff Golf understand is that golfers want a product that fits seamlessly into the routines they are already engaging in; course play, range play, and hitting into practice nets.

Our technology describes insights about their golf game they might otherwise only be able to discover using high-end swing trackers—and we're delivering these insights at a very affordable rate.

How will you make money?

Our business model is based on a subscription pricing plan. One sleeve of 3 golf balls and access to deep analytics and insights within the app will cost $20/month. Users can also save money by subscribing for longer periods of time upfront ($200/year for example).

We're also offering enticements such as early adopter discounts, member-get-member/referral programs and in-app golf performance challenges that reward winners with balls and free subscription time.

As we grow our subscriber base, we'll be able to place larger purchase orders for balls which will subsequently drive down our unit costs.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our largest risk is general ball performance. The electronics within the golf ball do alter the weight and makeup of the inside of the golf ball. With that being said, the performance of our ball will likely be lower than that of a high-performance ball on the market.

Another potential risk within our business is fine tuning our advanced artificial intelligence algorithms. These algorithms must precisely indicate different aspects of a golfer's swing for them to be useful. This will be conducted through robot-testing and advanced AI techniques.

Why are we crowdfunding?

We're crowdfunding for two main reasons:

1. We want to locate and involve our core audience as much as possible during this pre-launch stage. We want support, feedback and the ability to gauge interest levels on our dynamic product.

2. While we are currently well-funded, we are looking for an extra boost so that we can accomplish some extra pre-launch goals that we feel would make our product launch a much more well-rounded experience. One of the main goals is to build a large pre-launch ball inventory so we can get the product into peoples' hands faster.